Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement File Nos. 333-282398 and 333-282398-01

PRICING TERM SHEET

FERGUSON ENTERPRISES INC.

Fully and unconditionally guaranteed by Ferguson UK Holdings Limited

September 18, 2025

$750,000,000 4.350% Senior Notes due 2031

Issuer:	Ferguson Enterprises Inc.

Guarantor:	Ferguson UK Holdings Limited

Expected Issue Ratings (Moody’s / S&P)*:	Baa1 / BBB+

Aggregate Principal Amount:	$750,000,000

Maturity:	March 15, 2031

Coupon:	4.350%

Price to Public:	99.914%

Yield to Maturity:	4.368%

Spread to Benchmark Treasury:	+70 basis points

Benchmark Treasury:	3.625% due August 31, 2030

Benchmark Treasury Price / Yield:	99-25 ¾ / 3.668%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2026

Day Count Convention:	30 / 360

Record Dates:	February 28 and August 31

Redemption Provisions:
Prior to February 15, 2031 (one month prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement) plus 15 basis points, less (b) interest accrued to the redemption date, and

(2) 100% of the principal amount of the Notes to be redeemed on such redemption date,

plus, in either case, accrued and unpaid interest, if any, thereon to, but excluding, the redemption date, subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date.

On or after the Par Call Date, we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, thereon to, but excluding, the redemption date, subject to the rights of holders of the Notes on the relevant record date to receive interest due on the relevant interest payment date.

Trade Date:	September 18, 2025

Settlement Date:	September 22, 2025 (T+2)**

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	31488V AB3 / US31488VAB36

Joint Book-Running Managers:	J.P. Morgan Securities LLC SMBC Nikko Securities America, Inc. Barclays Capital Inc. PNC Capital Markets LLC

Co-Managers	BofA Securities, Inc. Bank of China Limited, London Branch BNP Paribas Securities Corp. Fifth Third Securities, Inc. RBC Capital Markets, LLC Truist Securities, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer and the Guarantor have filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you copies of the preliminary prospectus supplement and accompanying prospectus, and, when available, the final prospectus supplement relating to the offering if you request them by contacting Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-212-834-4533 and SMBC Nikko Securities America, Inc. at 1- 888-868-6856.

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